Exhibit 99.2
Proxy ANNUAL GENERAL MEETING (THE “MEETING”) OF THE SHAREHOLDERS OF CARDIOME PHARMA CORP. (THE “CORPORATION”) TO BE HELD AT THE HYATT REGENCY, BALLROOM A, 655 BURRARD STREET, VANCOUVER, B.C., CANADA ON MONDAY, JUNE 9, 2008 AT 1:30 P.M. The undersigned shareholder (“Registered Shareholder”) of the Corporation hereby appoints, Robert W. Rieder, the Chief Executive Officer, Chairman of the Board and a Director of the Corporation or, failing this person, Curtis Sikorsky, Chief Financial Officer of the Corporation or, in the place of the foregoing, ___(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting and at every ad journment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof. The Registered Shareholder hereby directs the proxyholder to vote the Common Shares of the Corporation recorded in the name of the Registered Shareholder as specified herein. The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting. REGISTERED HOLDER SIGN HERE: ___DATE SIGNED: ___, 2008 MATTERS TO BE ACTED UPON (For full details of each item, please see the accompanying Notice of Meeting and Information Circular) For Withhold Election of Directors To elect as a director of the Corporation: Robert W. Rieder Jackie M. Clegg Peter W. Roberts Harold H. Shlevin Richard M. Glickman Douglas G. Janzen &nbs p; William L. Hunter Appointment of Auditors To appoint KPMG LLP, Chartered Accountants, as Auditors for the Corporation For Against Remuneration of Auditors To authorize the directors to fix the Auditors’ remuneration THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY 1.THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE MEETING AND ANY ADJOURNMENT THEREOF. 2.This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy. 3.If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada. 4.A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins. 5.A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following: (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a matter set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of such matter; OR (b) appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. In respect of each matter set out in this Instrument of Proxy for which no choice is specified, the proxyholder has discretionary authority to vote as the pr oxyholder sees fit. 6.The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any ballot or poll that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. The authority conferred hereunder may be exercised at the sole discretion of the proxyholder in respect of (i) any amendments to or variations of any of the matters set out in the Instrument of Proxy and (ii) other matters or business which may properly come before the Meeting, where such amendments, variations or matters were not known to management of the Corporation or the proxyholder a reasonable time prior to the solicitation of this Instrument of Proxy. 7.If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers and signing and dating a written notice of revocation. (See “Revoking a Proxy” in the Information Circular.) To be represented at the Meeting, the Instrument of Proxy must be DEPOSITED at the office of COMPUTERSHARE TRUST COMPANY OF CANADA no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address of Computershare Trust Company of Canada is 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, and its fax number is 1-866-249-7775 (toll-free ).